SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date February 27, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Third Quarter Financial Statements as at December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: February 20, 2007

BiO

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

President^s Letter to Shareholders

In the Company^s third quarter, ended December 31, 2006, the Company had Sucanon sales of $127,194, the second largest quarterly sales recorded to date. Compared to each of the preceding two quarters, the gross profit increased, with the loss from operations concomitantly declining.

The company believes that the growth in sales beginning in October, 2006 is significantly related to the fact that the company concluded arrangements in September, 2006 for putting the marketing of Sucanon into the hands of its own managers in Mexico, who also took over responsibility for managing Sucanon advertising. Television and radio advertising of Sucanon, which had been sharply curtailed from December, 2005 until September, 2006 due to lack of funds during a nine-month period while the company was suspended from trading in Canada, resumed in October and has continued to the present.

Sales during the quarter ended December 31, 2006 increased in each consecutive month, with this trend continuing into the fourth quarter, which will end March 31, 2007.

Subsequent to the December 31, 2006 quarter-end, the Company added an additional management person to the Mexico City office, in order to continue expanding marketing efforts in Mexico and to help the company work towards achieving its goal of reaching profitability during the current calendar year based on sales in Mexico. An additional manager in Mexico City will also allow the company^s senior manager there to spend more time on issues related to negotiating distribution for Sucanon in other Latin American markets.

Currently discussions with potential distributors in Latin America are ongoing. The Company is proposing to serve these markets by delivery of pre-mix powder from the Company^s plant in Canada, with the national distributor in each market being responsible at his own cost for all other steps of production, distribution, marketing and advertising for that market.

Robert Rieveley, President

For the Board of Directors

February 16, 2006

Biotech Holdings Ltd.

Notice to Shareholders

For the Nine Months December 31, 2006

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2006 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the nine months or the quarters ended December 31, 2006 and December 31, 2005.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Dec 31,	Mar 31,
	2006	2006
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 30,523	$ 68,279
Accounts receivable - net	138,944	52,214
Advances - net	64,028	75,000
Inventory	26,898	49,647
	260,393	245,140

Property Plant and Equipment
Continuing operations	118,891	128,492
Held for resale	1	1

Technology Interests	35,502	421,937
	$ 414,787	$ 795,570

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,390,222	$ 1,376,626
Due to related parties - secured	1,332,274	642,626
- unsecured	316,374	309,474
	3,038,870	2,328,726
Note payable	224,343	224,343
	3,263,213	2,553,069

SHAREHOLDERS' (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	789,900	723,935
Deficit	(30,752,335)	(29,595,443)
	(2,848,426)	(1,757,499)
	$ 414,787	$ 795,570

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	9 Months to	9 Months to	3 Months to	3 Months to
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005*	2006	2005*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 198,696	$ 454,605	$ 127,194	$ 119,540
Cost of Sales	72,136	119,066	28,653	38,446
	126,560	335,539	98,541	81,094

General, administrative
and selling	433,896	461,493	146,978	147,805
Amortization	397,319	457,441	132,439	152,481
Product marketing costs	197,558	0	93,457	0
Stock-based compensation (recovery)	65,965	232,915	(30,338)	83,695
Professional fees	60,536	60,122	143	32,372
Interest - current debt and other	65,285	42,451	26,568	14,144
Office rent, utilities and maintenance	47,204	42,274	15,003	14,698
Foreign exchange	15,689	58,825	(13,369)	(4,609)
	1,283,452	1,355,521	370,881	440,586

Loss from continuing operations:	(1,156,892)	(1,019,982)	(272,340)	(359,492)

Gain from sale of equipment	0	13,224	0	0

Loss for the period	(1,156,892)	(1,006,758)	(272,340)	(359,492)

Deficit, beginning of period	(29,595,443)	(27,658,798)	(30,479,995)	(28,306,064)

Deficit, end of period	(30,752,335)	(28,665,556)	(30,752,335)	(28,665,556)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.01)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

* The financial statements for both the 9 and 3 months ended December 31, 2005 have been restated to reflect the March 31, 2006 year-end reclassification of private placement finder^s fees as a reduction of contributed surplus.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	9 Months to	9 Months to	3 Months to	3 Months to
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005*	2006	2005*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (1,156,892)	$ (1,006,758)	$ (272,340)	$ (359,492)

Add (Deduct):
Amortization	397,319	457,441	132,439	152,481
Stock-based compensation	65,965	232,915	(30,338)	83,695
Gain from sale of equipment	0	(13,224)	0	0
	(693,608)	(329,626)	(170,239)	(123,316)
Add (Deduct) changes in:
Accounts receivable	(86,730)	(154,513)	(69,470)	80,117
Advances	10,972	(547,285)	9,360	(97,823)
Inventory	22,749	(4,014)	11,423	(8,046)
Deposits and prepaid expenses	0	(3,450)	0	0
Accounts payable	13,596	(55,116)	(2,627)	(3,396)
	(733,021)	(1,094,004)	(221,553)	(152,464)
Financing Activities:

Due to Related Parties	696,548	56,397	213,053	(9,029)
Private Placement funds received
From Related Party	0	118,160	0	118,160
Issuance of Common Shares	0	638,431	0	0
Finder^s fee from above issuance	0	(64,645)	0	(2,738)
	696,548	748,343	213,053	106,393
Investing Activities:
Acquisition of capital assets	(1,283)	0	0	0
Proceeds from sale of equipment	0	46,730	0	0
	(1,283)	46,730	0	0

Increase (Decrease) in Cash	(37,756)	(298,931)	(8,500)	(46,071)

Cash, beginning of period	68,279	440,604	39,023	187,744

Cash, end of period	$ 30,523	$ 141,673	$ 30,523	$ 141,673

* The financial statements for both the 6 and 3 months ended December 31, 2005 have been restated to reflect the March 31, 2006 year-end reclassification of private placement finder^s fees as a reduction of contributed surplus.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

December 31, 2006

1. Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $30,752,335 and a Shareholders^ Deficiency of $2,848,426 at December 31, 2006. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2006 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug, though marketing activities in Mexico have been increasingly taken over by the Company since September 2006.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Technology Interests

Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2006

3. Share Capital

Authorized and Issued

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
Options exercised for which stock-based
Compensation has been recorded			5,250
Balance March 31, 2006 to
December 31, 2006		92,229,512	25,733,318	13,806,907	1,380,691

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the 9 months ended December 31, 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. On August 30, 2006, trading in the Company^s shares resumed on the TSX Venture Exchange. During the quarter ended December 31, 2006, this private placement was cancelled and the funds remained repayable to the related party.

Common Share Warrants that Expired in the Period

The following warrants to purchase Common Shares expired in the nine months ended December 31, 2006:

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

Outstanding Warrants to Purchase Common Shares as of December 31, 2006

No common share warrants were outstanding on December 31, 2006.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on December 31, 2006.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2006

3. Share Capital (continued)

Stock Options Exercised in the Period

No stock options were exercised during the 9 months ended December 31, 2006.

Stock Options Expired in the Period

The following stock options expired in the 9 months ended December 31, 2006:

Total Directors &

Exercise Price and expiry date Number Officers Employees Consultants

$0.54 Aug 11, 2006 75,000 0 75,000 0

$0.66 Aug 26, 2006 150,000 0 0 150,000

Stock Options Granted in the Period

In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

On June 26, 2006, 300,000 share options exercisable at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008 were granted to a new Director of the Company.

On November 23, 2006, the Board of Directors replaced 75,000 stock options exercisable at $0.54 per share which expired on August 11, 2006 and 150,000 stock options exercisable at $0.66 per share which expired on August 26, 2006 and granted an additional 50,000 stock options to an employee , with new stock options exercisable at $0.10 USD per share. The new options vest on March 23, 2007 and expire on November 22, 2008. All of the 275,000 options were granted to employees of the Company.

The stock options described above comply with the Stock Option Plan approved by the shareholders on December 31, 2005 and are subject to the approval of the TSX Venture Exchange.

Outstanding Stock Options as at December 31, 2006:

Exercise Price	Expiry Date	Total Number	Directors &
			Officers	Employees	Consultants

$0.55	Mar 24, 2007	700,000	500,000	100,000	100,000
$0.55	Mar 24, 2008	1,190,000	900,000	160,000	130,000
$0.135	Feb 22, 2008	300,000	300,000	0	0
$0.16	Jun 22, 2008	896,000	560,000	0	336,000
$0.10	Jun 22, 2008	545,000	430,000	40,000	75,000
$0.10	Jun 25, 2008	300,000	300,000	0	0
$0.10 USD	Nov 22, 2008	275,000	0	275,000	0

Total as at	Dec 31, 2006	4,206,000	2,990,000	575,000	641,000

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2006

3. Share Capital (continued)

A breakdown of outstanding options as at December 31, 2006 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-06	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-07	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	90,000	120,000	0	90,000	70,000	0	370,000
Gale Belding	Director	90,000	120,000	0	0	70,000	0	280,000
Johan de Rooy	Director	70,000	100,000	0	90,000	50,000	0	310,000
Robert Rieveley	Director & C.E.O.	200,000	500,000	0	190,000	150,000	0	1,040,000
Art Cowie	Director	0	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	50,000	60,000	0	190,000	40,000	0	340,000

TOTAL		500,000	900,000	300,000	560,000	430,000	300,000	2,990,000

4. Stock based compensation

Using the fair value method to value stock options, $65,965 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% and a weighted average risk free rate of 5.3%

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2006

5. Related party transactions

Due to Related Parties
		Dec 31, 2006	Mar 31, 2006
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended December 31, 2006, $16,578 in interest was accrued.

		$ 292,873	$ 276,295
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	18,179	20,422

	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	5,322	12,757
		316,374	309,474

Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 9 months ended Dec 31, 2006, the notes
were increased by advances of $640,941

During the period, interest expense of $48,707 was accrued.	1,214,114	524,446

Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand.	118,160	118,160
	1,332,274	642,626
Total	$ 1,648,648	$ 952,100

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	9 Months Ended	9 Months Ended	Quarter Ended	Quarter Ended
	Dec 31 06	Dec 31 05	Dec 31 06	Dec 31 05

Management fees paid and
accrued to an officer	$ 101,569	$ 108,000	$ 33,962	$ 36,000
Salaries and Benefits	$ 129,498	$ 106,000	$ 41,999	$ 36,000
Interest accrued on Notes Payable
to related parties	$ 65,285	$ 42,541	$ 26,568	$ 14,144
Services provided by Companies
controlled by Directors	$ 59,947	$ 60,391	$ 17,862	$ 38,923

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2006

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Nine Months Ended Quarter Ended

December 31, 2006 December 31, 2006

Salaries and Benefits $ 129,498 $ 41,999

Management Fees 101,569 33,962

Investor Relations 70,697 30,203

Office Expenses - Mexico 45,278 21,220

Communication, Travel and

Promotion 23,683 6,162

Head Office Expenses 23,469 6,083

Bad Debts 25,857 5,799

Stock Exchange and Transfer

Agent Fees 13,845 1,550

Total $ 433,896 $ 146,978

Reconciliation of Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles

In the opinion of the Company there are no material differences between U.S. and Canadian Generally Accepted Accounting Principles (GAAP) that would have an impact on these financial statements.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

This Management Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of Biotech Holdings Ltd.^s ("the Company") operations, performance and financial condition for the 9 months ended December 31, 2006. The following should be read in conjunction with the Company^s unaudited interim consolidated financial statements as well and related notes therein that are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should also be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Forward-looking Information

This MD&A contains certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Date

The date of this MD&A is February 16, 2007.

Discussion of Operations and Financial Condition

Operating Results

Year to Date Comparison

Revenues from the sale of Sucanon in the 9 months ended December 31, 2006 were $198,696 which resulted in a Gross Profit of $126,560. The revenues in the same 9 month period ended December 31, 2005 were $454,605 and the Gross Profit was $335,539. Management is disappointed with the $255,909 (56.3%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

Revenues in the 9 months ended December 31, 2005 included initial orders from retailers which, by their nature, are larger than repeat orders;

The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada. This factor severely impacted sales. Trading in the Company^s shares resumed in August 2006.

The Company had a dispute with its independent marketing Company since early 2006. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

As is discussed below, with the change in marketing efforts and the resumption of advertising, revenues in the quarter ended December 31, 2006 rebounded and this trend has continued.

Operating expenses totaled $1,283,452 representing a $72,069 (5.3%) decrease from the $1,355,521 expenses incurred in the 9 months ended December 31, 2005.

Operating expenditures include $197,558 (2005 - $Nil) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2006, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006.

The loss for the 9 months ended December 31, 2006 was $1,156,892 (2005: $1,006,758) and the loss per common share was $0.01 for both periods.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Quarterly Comparison

Revenues from the sale of Sucanon in the 3 months ended December 31, 2006 were $127,194 which resulted in a Gross Profit of $98,541. The revenues in the same 3 month period ended December 31, 2005 were $119,540 and the Gross Profit was $91,094. The 2006 sales exceeded the $71,502 sales generated during the first 2 quarters of the current fiscal year and was the second largest quarterly sales total recorded to date.. Sales during the December 31, 2006 quarter itself increased each month, suggesting a trend of sales growth following the Company^s resumption of advertising support for the product and the Company^s managers taking over the marketing of Sucanon in Mexico in September, 2006.

Operating expenses totaled $370,881 representing a $69,705 (15.8%) decrease from the $440,586 expenses incurred in the 3 months ended December 31, 2005.

Operating expenditures include $93,457 (2005 - $Nil) in product marketing costs. These costs were deferred in the 2005 quarter. Professional fees decreased from $32,372 to $143 which was mainly due to the cost of the 2006 audit which was recorded in the September, 2006 quarter. During the 2006 quarter the Company recorded a $30,338 recovery from stock-based compensation while in 2005 there was an $83,695 expense.

The loss for the quarter ended December 31, 2006 was $272,340 (2005: $359,492) which was less than a cent per share in both quarters.

Liquidity and Capital Resources

The net loss for the 9 months was $1,156,892 (2005: $1,006,758). Items not involving cash (including amortization, stock-based compensation) totaled $463,284 (2005: $677,132), and changes in non-cash operating working capital items used $39,413 (2005: used $764,378). In 2005 Advances to the Mexican Marketing company increased by $547,285. These advances were charged against income as Product marketing costs in the fourth quarter ended March 31, 2006.

As a result of the above, operating activities used $733,021 (2005: $1,094,004) in cash during the nine-months ended December 31, 2006.

Financing activities provided $696,548 (2005: $748,343) in cash flow. During the quarter amounts due to related parties increased $696,548 (2005: $174,557 (which includes $118,160 for a private placement that was subsequently cancelled)). In 2005 the Company received $576,525 (net of Private Placement Finder^s Fee) through the issuance of Common Shares. There was no change in Share Capital in 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. Subsequent to December 31, 2006, the private placement was cancelled and the funds remained repayable to the related party.

Investing activities used $1,283 to purchase computer equipment (2005: provided $46,730) in cash.

As a result cash decreased $37,756 (2005: $298,931) in the nine-month period. As at December 31, 2006, the working capital deficiency was $2,778,447 (2005: $1,353,205).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Quarterly Comparison

The following table highlights the Company^s quarterly results from operations for the current and last two fiscal years:
Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year

Revenues	$ 48,621	$ 22,881	$ 127,194		$ 198,696
Cost of Sales	23,897	19,586	28,653		72,136
Gross Profit	24,724	3,295	98,541		126,560
General, Administrative
and Selling Expenses	126,114	160,805	146,977		433,896
Amortization	127,981	136,899	132,439		397,319
Product Marketing Costs	34,710	69,391	93,457		197,558
Professional Fees	14,767	45,626	143		60,536
Interest Expense	16,670	22,047	26,568		65,285
Office rent, utilities & Maintenance	15,084	17,117	15,003		47,204
Stock-based compensation	40,135	56,168	(30,338)		65,965
Foreign Exchange	5,854	23,204	(13,369)		15,689
Loss from Operations	(356,591)	(527,962)	(272,339)		(1,156,892)
Profit (Loss) from Discontinued Operations	0	0	0		0
Loss for the period	(356,591)	(527,962)	(272,339)		(1,156,892)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512		92,229,512
Loss per share	(0.00)	(0.01)	(0.00)		(0.01)

Quarter Ended	June 30, 05*	Sept 30, 05*	Dec 31, 05*	Mar 31, 06	Total Year

Revenues	$ 123,411	$ 211,654	$ 119,540	$ 28,235	$ 482,840
Cost of Sales	40,626	39,994	38,446	10,221	129,287
Gross Profit	80,785	171,660	81,094	18,014	353,553
General, Administrative
and Selling Expenses	171,585	169,679	162,831	211,061	715,156
Amortization	152,480	152,480	152,481	152,671	610,112
Product Marketing Costs	0	0	0	571,985	571,985
Professional Fees	27,058	692	32,372	4,606	64,728
Interest Expense	13,989	14,318	14,144	18,345	60,796
Stock-based compensation	74,610	74,610	83,695	50,629	283,544
Foreign Exchange	6,490	56,944	(4,937)	1,604	60,101
Loss before undernoted items	(363,427)	(297,063)	(359,492)	(992,887)	(2,012,869)
Non-controlling interest share	(17,165)	17,165	0	0	0
Profit (Loss) from Discontinued Operations	13,224	0	0	63,000	76,224
Loss for the period	(367,368)	(279,898)	(359,492)	(929,887)	(1,936,645)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.02)

Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year
Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	162,065	160,301	164,638	156,657	643,661
Amortization	152,983	154,131	152,191	153,125	612,430
Professional Fees	2,453	6,749	25,701	6,625	41,528
Interest Expense	16,890	17,062	15,817	21,236	71,005
Stock-based compensation	0	65,250	26,344	294,910	386,504
Loss from continuing operations	(334,391)	(403,493)	(384,691)	(632,553)	(1,755,128)
Profit (Loss) from Discontinued Operations	0	0	0	239,057	239,057
Loss for the period	(334,391)	(403,493)	(384,691)	(393,496)	(1,516,071)

Outstanding Common Shares at period end	87,935,219	88,209,719	90,034,310	90,034,310	90,034,310
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

* The quarters of June 30, September 30, and December 31 2005 have been restated to reflect the year-end reclassification of private placement finders fee as a reduction of contributed surplus.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the year ended March 31, 2006 were $482,840, which resulted in a Gross Profit of $353,553. There were no revenues in the same period ended March 31, 2005. Revenues showed significant growth in the first 9 months of fiscal 2006. There was a decline in quarterly revenues in the following 4 quarters. The main reasons for this trend were:

Revenues in the first two quarters ended September 30, 2005 included initial orders from the major Mexican retailers which are larger than repeat orders;

Expenditures for product advertising in Mexico were steadily reduced in the last half of the 2006 fiscal year.

The Company had an on going dispute with its Mexican marketing company since February 2006. In the quarter ended December 31, 2006 the Company^s agreement with the Mexican marketing company was modified so that the Company^s own managers in Mexico could assume more of an active role in the marketing and advertising of Sucanon. The Company assumed these responsibilities in September 2006. The marketing company continues to deliver Sucanon to the customers that it introduced during 2005. The Company has increased its price that it sells to both its new customers and the marketing company. The retail price to the consumer remains at approximately $30 US per one-month package.

Since taking over the marketing responsibilities, product marketing resumed and the monthly sales have shown continued growth. This trend is reflected in the quarter ended December 31, 2006.

Operating expenses for the year ended March 31, 2006 totaled $2,366,422 representing a $611,294 (34.8%) increase from the $1,755,128 expenses incurred in the year ended March 31, 2005. The expense categories with significant increases included:

The Company incurred $571,985 in product marketing costs in the year. These expenses were included in amounts receivable throughout the year because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. Management and the audit committee met to review developments with regard to these amounts; this review led to a determination to expense a significant portion of these advances.

The Company deals extensively in US Dollars in Mexico. Due to the strengthening of the Canadian dollar against the US dollar, the Company had a $60,101 foreign exchange loss.

c. General, administrative and selling expenses increased from $438,704 to $658,529 ($219,825 or 50.1%) in the year. The Mexican office expenses increased by $98,721 (the Mexican office only operated for part of the prior year). Salaries and benefits increased by $38,890 and Communication and travel expenses increased by $22,874.

Quarterly operating costs for the 11 quarters presented averaged $491,364. The operating costs for the quarters ended March 31, 2005 and March 31, 2006 were significantly higher than this average. Stock-based compensation expenses of $294,910 in the quarter ended March 31, 2005 and $571,985 in Product Marketing Costs in the quarter ended March 31, 2006 accounted for the majority of the above-average operating costs in those quarters

Related party transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	9 Months Ended	9 Months Ended	Quarter Ended	Quarter Ended
	Dec 31 06	Dec 31 05	Dec 31 06	Dec 31 05

Management fees paid and
accrued to an officer	$ 101,569	$ 108,000	$ 33,962	$ 36,000
Salaries and Benefits	$ 129,498	$ 106,000	$ 41,999	$ 36,000
Interest accrued on Notes Payable
to related parties	$ 65,285	$ 42,541	$ 26,568	$ 14,144
Services provided by Companies
controlled by Directors	$ 59,947	$ 60,391	$ 17,862	$ 38,923

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

December 31, 2006

R Rieveley & Associates	$ 959,508
Wenroth Limited ("Wenroth")	15,159
InReg Corporation ("InReg")	108,120
Allburg Holdings ("Allburg")	131,327

In addition to the above, R Rieveley & Associates advanced $118,160 to the Company and is secured by a general security agreement, non-interest bearing and payable on demand.

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company^s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the 9 months ended December 31, 2006 amounted to $101,569. During the 9 months ended December 31, 2006, R Rieveley & Associates advanced $640,942 to the Company.

In November 2005, the Company agreed to a private placement with R Rieveley and Associates. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. During the quarter ended December 31, 2006, this private placement was cancelled and the funds remained repayable to R Rieveley and Associates.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of December 31, 2006 the Company owed RCAR $292,873.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of December 31, 2006, the Company owed the private company $5,256

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the 9 months ended December 31, 2006 were $34,305.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As of December 31, 2006 the Company had no amounts owing to Penne.

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On December 31, 2006 there were 92,229,512 common and 13,806,907 preferred shares issued and outstanding.

Stock Options

Stock Options Exercised in the Period

No stock options were exercised during the 9 months ended December 31, 2006.

Stock Options Expired in the Period

The following stock options expired in the 9 months ended December 31, 2006:

Total Directors &

Exercise Price and expiry date Number Officers Employees Consultants

$0.54 Aug 11, 2006 75,000 0 75,000 0

$0.66 Aug 26, 2006 150,000 0 0 150,000

Stock Options Granted in the Period

In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

On June 26, 2006, 300,000 share options exercisable at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008 were granted to a new Director of the Company.

On November 23, 2006, the Board of Directors replaced 75,000 stock options exercisable at $0.54 per share which expired on August 11, 2006 and 150,000 stock options exercisable at $0.66 per share which expired on August 26, 2006 and granted an additional 50,000 stock options to an employee, with new stock options exercisable at $0.10 USD per share. The new options vest on March 23, 2007 and expire on November 22, 2008. All of the 275,000 options were granted to employees of the Company.

The stock options described above comply with the Stock Option Plan approved by the shareholders on December 31, 2005 and are subject to the approval of the TSX Venture Exchange.

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Stock options (continued)

Outstanding Stock Options as at December 31, 2006:

Exercise Price	Expiry Date	Total Number	Directors &
			Officers	Employees	Consultants

$0.55	Mar 24, 2007	700,000	500,000	100,000	100,000
$0.55	Mar 24, 2008	1,190,000	900,000	160,000	130,000
$0.135	Feb 22, 2008	300,000	300,000	0	0
$0.16	Jun 22, 2008	896,000	560,000	0	336,000
$0.10	Jun 22, 2008	545,000	430,000	40,000	75,000
$0.10	Jun 25, 2008	300,000	300,000	0	0
$0.10 USD	Nov 22, 2008	275,000	0	275,000	0

Total as at	Dec 31, 2006	4,206,000	2,990,000	575,000	641,000

A breakdown of outstanding options as at December 31, 2006 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-06	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-07	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	90,000	120,000	0	90,000	70,000	0	370,000
Gale Belding	Director	90,000	120,000	0	0	70,000	0	280,000
Johan de Rooy	Director	70,000	100,000	0	90,000	50,000	0	310,000
Robert Rieveley	Director & C.E.O.	200,000	500,000	0	190,000	150,000	0	1,040,000
Art Cowie	Director	0	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	50,000	60,000	0	190,000	40,000	0	340,000

TOTAL		500,000	900,000	300,000	560,000	430,000	300,000	2,990,000

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended December 31, 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006, the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. During the quarter ended December 31, 2006, the private placement was cancelled and the funds received remained repayable to the related party.

Common Share Warrants that Expired in the Period

The following warrants to purchase Common Shares expired in the nine months ended December 31, 2006:

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Outstanding Warrants to Purchase Common Shares as of December 31, 2006

No common share warrants were outstanding on December 31, 2006.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on December 31, 2006.

Recent Developments

The Company^s shares were suspended from trading on the TSXV exchange from December 6, 2005 to August 30, 2006. Trading was reinstated with the appointment of two independent directors and with the Company satisfying the conditions of the TSX as described in the Company^s News Release dated November 21, 2005.

In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

In November 2006 the private placement agreed with a related party in November 2005, was cancelled and the funds received remained repayable to the related party

The Company has also been working to open markets for Sucanon in Latin America beyond Mexico. In Argentina, the Company has started discussions with potential distributors who would be required to make a submission to Argentina^s medical regulator. The time-frame for this regulatory submission is not known at this point and there is no assurance that a regulatory submission, in Argentina, if made, will lead to approval of Sucanon for the Argentine market. As there is a history of regulatory co-operation between Argentina and Mexico, in which pharmaceutical approval in one country expedites approval in other, and the two countries have similar regulatory categories for pharmaceuticals, the Company believes that a regulatory approval in Argentina is likely. The costs of making the application are borne by the distributor.

The Company has also made contact with potential distributors for several countries outside Latin America including United Arab Emirates, Egypt, and Pakistan. The Company has been advised that no regulatory approval is necessary for the sale of Sucanon in one of these markets, the United Arab Emirates. There is no assurance that sales in any of these markets will occur or will be material.

Other MD&A Requirements

Directors as at December 31, 2006:

Robert B. Rieveley, C.E.O., C.A.

Gale V. Belding

Art Cowie (1)

Johan de Rooy, F.C.A.(1)

Cheryl Rieveley

Ross Wilmot, C.A.(1)

(1)Independent Director and member of the Audit Committee

Officers as at December 31, 2006:

Robert B Rieveley, Chief Executive Officer, C.A.

Lorne D. Brown, Chief Financial Officer, C.A.

Additional Information

Additional information relating to the Company may be obtained from the System for Electronic Document analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.